UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2020

Commission file number 001-36897

FIRSTSERVICE CORPORATION

(Translation of registrant’s name into English)

1255 Bay Street, Suite 600

Toronto, Ontario, Canada

M5R 2A9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]             Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]             No [X]

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b): N/A

Exhibit 99.1 of this Form 6-K is incorporated by reference into FirstService Corporation’s registration statement on Form F-10 (File no. 333-242497)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRSTSERVICE CORPORATION

Date: November 5, 2020	/s/ Jeremy Rakusin
Name: Jeremy Rakusin
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Interim consolidated financial statements and management’s discussion & analysis for the three and nine month periods ended September 30, 2020.